Exhibit 99.1

Contacts:

Elan Corporation, plc:	Transition Therapeutics Inc.:
Media:	Dr. Tony Cruz
Jonathan Birt	416-260-7770 ext. 223
212-850-5664 or 44-20-7269-7205
Elie Farah
Niamh Lyons	416-260-7770 ext. 203
353-1-663-3602

Investors:
Chris Burns
800-252-3526

David Marshall
353-1-709-4444
ELAN AND TRANSITION THERAPEUTICS ACHIEVE
PATIENT ENROLLMENT TARGET IN PHASE 2
CLINICAL STUDY OF ELND005 (AZD-103) IN ALZHEIMER’S DISEASE
Dublin, Ireland and Toronto, Ontario – October 20, 2008 – Elan Corporation, plc (NYSE: ELN) and Transition Therapeutics Inc. (NASDAQ: TTHI, TSX: TTH) today announced the achievement of the patient enrollment target for a Phase 2 clinical study of ELND005 (AZD-103) in patients with Alzheimer’s disease. The study is a randomized, double-blind, placebo-controlled, dose-ranging, safety and efficacy study in patients with mild to moderate Alzheimer’s disease. Each patient’s planned treatment period is approximately 18 months.
About ELND005 (AZD-103)
ELND005 is an orally-administered therapeutic agent that has received fast track designation from the U.S. Food and Drug Administration (FDA) for treatment of mild to moderate Alzheimer’s disease. Fast track designation facilitates development and may expedite regulatory review of drugs that the FDA recognizes as potentially addressing an unmet medical need for serious or life-threatening conditions.

About Alzheimer’s Disease
Alzheimer’s disease, a leading cause of dementia, is a progressive brain disorder that gradually destroys a person’s memory and ability to learn, reason, make judgments, communicate and carry out daily activities. Alzheimer’s disease may result from the build-up of toxic beta-amyloid peptides in the brain. As Alzheimer’s disease progresses, individuals may also experience changes in personality and behavior, such as anxiety, suspiciousness or agitation, as well as delusions or hallucinations. It is currently estimated that more than 5 million Americans have Alzheimer’s disease and more than 24 million people worldwide over the age of 60 have some form of dementia (Source: Alzheimer’s Association and Alzheimer’s Disease International).
About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.
About Transition Therapeutics Inc.
Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition’s lead products include ELND005/ AZD-103 for the treatment of Alzheimer’s disease and TT-223 for the treatment of diabetes. Transition has an emerging pipeline of preclinical drug candidates acquired externally or developed internally using its proprietary drug discovery engine. Transition’s shares are listed on the NASDAQ under the symbol “TTHI” and the Toronto Stock Exchange under the symbol “TTH”. For additional information about the Company, please visit http://www.transitiontherapeutics.com.

Safe Harbor / Forward-Looking Statements
This press release contains forward-looking statements regarding the development of ELND005 (AZD-103) under the collaboration agreement between Elan and Transition. These statements are based on Elan’s and Transition’s current beliefs and expectations. ELND005 may not be successfully developed or commercialized under the collaboration agreement. Factors which could cause actual results to differ materially from Elan’s and Transition’s current expectations include the risks that clinical development of ELND005 fails due to safety or efficacy issues, the results from Phase 1 clinical trials and preclinical testing of ELN-005 are not predictive of results to be obtained in Phase 2 or later clinical trials, that any patents will issue with respect to ELND005 or that, even if issued, whether any such patents would provide substantial protection or commercial benefit, the development and commercialization of competitive therapies, the collaboration agreement is terminated early or Elan and Transition encounter other unexpected delays or hurdles. Drug development and commercialization involves a high degree of risk. For more detailed information on the risks and uncertainties associated with Elan and Transition’s drug development and other activities, see the periodic and current reports that Elan has filed with the Securities and Exchange Commission and that Transition has filed with the Securities and Exchange Commission and the Ontario Securities Commission. Elan and Transition assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.
Source: Elan Corporation, plc and Transition Therapeutics
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